                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 4)

                                URS Corporation
                         ----------------------------
                               (Name of Issuer)


                            Shares of Common Stock
                    --------------------------------------
                        (Title of Class of Securities)


                                  903236 10 7
                         -----------------------------
                                (CUSIP Number)

                              Michael S. Paquette
                         Vice President and Controller
                   Fund American Enterprises Holdings, Inc.
                                The 1820 House,
                                 Main Street,
                          Norwich, Vermont 05055-0850
                                (802) 649-3633
                  ------------------------------------------
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                 June 1, 1995
                  ------------------------------------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box _____.

     Check the following box if a fee is being paid with this statement _____. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                             CUSIP NO. 903236 10 7

- --------------------------------------------------------------------------------

(1)  Name of Reporting Person.  S.S. or I.R.S. Identification No. of Above
     Person

                   Fund American Enterprises Holdings, Inc.
                                  94-2708455

- --------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member   (a)  _______________________
     of a Group (See Instructions)
                                             (b)  _______________________

(3)  (SEC Use Only)

- --------------------------------------------------------------------------------

(4)  Source of Funds (See Instructions)

- --------------------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

- --------------------------------------------------------------------------------

(6)  Citizenship or Place of Organization             Delaware
                                                      --------

     Number of Shares                            (7)  Sole Voting Power
     Beneficially Owned                               -----------------
     by Each Reporting
     Person With                                 (8)  Shared Voting Power
                                                      -------------------
                                                      0
                                                 (9)  Sole Dispositive Power
                                                      ----------------------

                                                 (10) Shared Dispositive Power
                                                      ------------------------
                                                      0

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     0

- --------------------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

- --------------------------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)
     0.0%

- --------------------------------------------------------------------------------

(14) Type of Reporting Person (See Instructions)  HC, CO

- --------------------------------------------------------------------------------


                                    2 of 7

                                 CUSIP NO. 903236 10 7

- --------------------------------------------------------------------------------

(1)  Name of Reporting Person.  S.S. or I.R.S. Identification No. of Above
     Person

                        Fund American Enterprises, Inc.
                                  51-0328932

- --------------------------------------------------------------------------------

(2) Check the Appropriate Box if a Member (a) _______________________ of a Group (See Instructions)
                                            (b)  _______________________

(3)  (SEC Use Only)

- --------------------------------------------------------------------------------

(4)  Source of Funds (See Instructions)

- --------------------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

- --------------------------------------------------------------------------------

(6)  Citizenship or Place of Organization             Delaware
                                                      --------

     Number of Shares                            (7)  Sole Voting Power
     Beneficially Owned                               -----------------
     by Each Reporting
     Person With                                 (8)  Shared Voting Power
                                                      -------------------
                                                      0
                                                 (9)  Sole Dispositive Power
                                                      ----------------------

                                                 (10) Shared Dispositive Power
                                                      ------------------------
                                                      0

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     0

- --------------------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

- --------------------------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)
     0.0%

- --------------------------------------------------------------------------------

(14) Type of Reporting Person (See Instructions)  CO


- --------------------------------------------------------------------------------


                                    3 of 7

ONLY ITEMS REPORTED IN THIS AMENDMENT NO. 4 TO SCHEDULE 13D ARE AMENDED FROM THE FILING ON SCHEDULE 13D FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 29, 1992, AS AMENDED BY AMENDMENT NO. 1 DATED AUGUST 24, 1993, AMENDMENT NO. 2 DATED MARCH 21, 1994 AND AMENDMENT NO. 3 DATED APRIL 24, 1995. ALL OTHER ITEMS REMAIN UNCHANGED. UNLESS OTHERWISE SPECIFIED, ALL DEFINED TERMS USED HEREIN HAVE THE MEANING PREVIOUSLY ASCRIBED TO THEM IN THE SCHEDULE 13D.

Item 1. Security and Issuer.
        --------------------

Item 2. Identity and Background.
        ------------------------

Item 3. Source and Amount of Funds or Other Consideration.
        --------------------------------------------------

Item 4. Purpose of Transaction.
        -----------------------

        Sales by FAE outlined in Schedule II, attached hereto, which is incorporated herein by reference, were made in the ordinary course of business and not for the purpose or effect of changing or influencing the control of the Issuer or in connection with, or as a participant in, any transaction having such purpose or effect.


                                    4 of 7

Item 5. Interest in Securities of the Issuer.
        -------------------------------------

        (a) & (b) The aggregate number of Shares and the corresponding percentage of the outstanding Shares such number represents is as follows:


                                      Percentage of
                         Shares           Shares
                      Beneficially     Beneficially
          Person         Owned             Owned
          ------         -----             -----

           FAEH            0                0.0%

           FAE             0                0.0%


  (c) Schedule II, attached hereto and incorporated herein by reference, describes all transactions by FAEH and FAE, or to the knowledge of FAEH and FAE, any of the persons listed on Schedule I, in Shares effected during the past 60 days.
  (d)  None
  (e) As of June 1, 1995, FAEH and FAE ceased to be the beneficial owners of more than five percent of Shares of URS Corporation.


                                    5 of 7

                                   SIGNATURE

  After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  June 9, 1995

                                FUND AMERICAN ENTERPRISES HOLDINGS, INC.


                                BY:            /S/
                                   --------------------------------
                                Name:      Michael S. Paquette
                                Title:     Vice President and
                                               Controller


                                FUND AMERICAN ENTERPRISES, INC.


                                BY:            /S/
                                   --------------------------------
                                Name:      Terry L. Baxter
                                Title:     President and Secretary



                                    6 of 7

                          SCHEDULE II TO SCHEDULE 13D
                          ---------------------------

          Sales of Shares of Common Stock of URS Corporation by the Reporting Persons and by persons listed in Schedule I, attached hereto, and incorporated herein by reference, within the last 60 days.


       Sold by           Date         Number Sold       Unit Price
       -------           ----         -----------       ----------
         FAE           04-24-95         100,000            5.500
         FAE           05-23-95           4,000            5.500
         FAE           05-24-95           5,000            5.500
         FAE           06-01-95         692,323            5.500
         FAE           06-01-95          25,000            5.625


                                    7 of 7